Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
United Natural Foods, Inc.:

We consent to the use of our report dated September 26, 2012 with respect to the consolidated balance sheets of United Natural Foods, Inc. and subsidiaries as of July 28, 2012 and July 30, 2011 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended July 28, 2012, and the effectiveness of internal control over financial reporting as of July 28, 2012, incorporated by reference in herein.

/s/ KPMG LLP

Providence, RI
December 20, 2012